CORPORATE, EARNINGS Ferrovial starts 2025 with solid results ● Highways in North America delivered strong revenue performance ● Construction reported growth in order book and profitability Amsterdam, May 13, 2025.- Ferrovial, a leading global infrastructure company, delivered significant growth in the first quarter of 2025, boosted by strong performance in all business divisions. Both revenue and adjusted EBITDA increased, mainly driven by U.S. highways. “We saw strong revenue growth across our North American assets during the first quarter, driven by robust underlying activity in the regions where these assets are located. We deliver the connectivity our customers demand. Our Construction division reported a healthy order book, with anticipated limited exposure to macroeconomic uncertainty,” said Ignacio Madridejos, Ferrovial CEO. Adjusted EBITDA amounted to €309 million in the first quarter of 2025, a 19.1% increase year over year in like- for-like terms, while revenue totaled €2.1 billion, a 7.4% growth in like-for-like terms, boosted by substantial growth across the board. Ferrovial closed the first quarter with a solid financial position, with liquidity of €5.3 billion and consolidated net debt of -€1.8 billion, excluding infrastructure projects in both cases. During this period, the company completed the sale of a 50% stake in AGS Airports for €538 million and received €19 million in dividends from projects. Ferrovial allocated €156 million to shareholder distributions and €152 million to equity injections in the New Terminal One (NTO) at JFK International Airport. Operating results The Highways division’s revenue grew 14.1% in like-for-like terms to €324 million, driven by solid growth in North America. U.S. Express Lanes posted robust revenue per transaction growth, significantly outpacing inflation. However, the traffic was impacted by weather conditions and the calendar effect. In Canada, the 407 ETR showed outstanding performance during the first quarter, with double-digit EBITDA growth, despite adverse weather conditions and the leap year effect in 2024. 407 ETR approved a CAD 200 million dividend to be paid in the second quarter, 14.3% higher than last year’s dividend in the same period. The Construction division reached a 3.3% adjusted EBIT margin, continuing the positive trend from previous quarters and showing a significant improvement compared to last year's performance. Order book reached an all-time high of €17.2 billion. North America accounted for 45%, Poland 24% and Spain 14%. In the Airports division, the New Terminal One at JFK International Airport progressed as planned, with construction advancing by 6% in the first quarter. As of today, NTO has reached 18 airline agreements with 13 executed contracts and five letters of intention. Conference call information Ferrovial will host a conference call on May 14 at 15:00 CEST / 9:00 a.m. EDT to discuss Q1 financial results. To access the earnings call, click here or visit https://ferrovial.com/ir-shareholders

KEY FIGURES (Million euro) (1) In like-for-like terms (2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q12025 results report. Q1 2025 Q1 2024 Change 1/2 Revenue 2,059 1,879 7.4% Adjusted EBITDA2 309 254 19.1% Adjusted EBIT2 199 152 28.3% Q1 2025 Dec 2024 Consolidated net debt2 5,636 6,061 Net debt, excluding infrastructure projects2 -1,847 -1,794 Q1 2025 Dec 2024 Change 1/2 Construction order book1/2 17,187 16,755 4.4%

HIGHWAYS: PERFORMANCE Q12025 VS Q12024 *Vehicle kilometers travelled About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct all of its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. Change Traffic Rev/Transaction NTE -5.7% 13.8 % LBJ 2.2% 10.0 % NTE 35W 2.9% 8.9 % I-77 0.4% 21.8 % I-66 3.7% 25.6 % Change VKT* Rev/Transaction 407 ETR 1.9% 22.5%

For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com ir@ferrovial.com